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                            JDA SOFTWARE GROUP, INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN


        PHOENIX, ARIZ.--OCTOBER 5, 1998--JDA(R) SOFTWARE GROUP, INC. (NASDAQ:
JDAS), an international provider of enterprise retail solutions, announced today that on October 2, 1998, the Board of Directors adopted a Preferred Stock Purchase Rights Plan designed to enable all JDA's stockholders to realize the full value of their investment and to provide for fair and equal treatment for all JDA's stockholders in the event that an unsolicited attempt is made to acquire JDA. The adoption of the Plan is intended as a means to guard against any potential use of takeover tactics designed to gain control of JDA without paying all stockholders full and fair value. The distribution of the Rights is not in response to any proposal to acquire JDA.

        Under the Plan, stockholders will receive one Right to purchase one one-hundredth of a share of a new series of Preferred Stock for each outstanding share of JDA's Common Stock held of record at the close of business on October 20, 1998.

        The Rights, which will initially trade with the Common Stock, become exercisable to purchase one one-hundredth of a share of the new Preferred Stock, at $100 per Right, when someone acquires fifteen percent (15%) or more of JDA's Common Stock or announces a tender offer which could result in such person owning fifteen percent (15%) or more of the Common Stock. Each one one-hundredth of a share of the new Preferred Stock has terms designed to make it substantially the economic equivalent of one share of Common Stock. Prior to someone acquiring fifteen percent (15%), the Rights can be redeemed for $0.001 each by action of the Board. Under certain circumstances, if someone acquires fifteen percent (15%) or more of the Common Stock, the Rights permit JDA's stockholders other than the acquiror to purchase JDA's Common Stock having a market value of twice the exercise price of the Rights, in lieu of the Preferred Stock. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquiror at a fifty percent (50%) discount. Rights held by the acquiror will become null and void in both cases.


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         The rights expire on October 1, 2008. The Rights distribution will not be taxable to stockholders and will be payable to stockholders of record on October 20, 1998.

         JDA(R) Software Group, Inc. is a global provider of integrated retail software products and professional services for more than 540 clients worldwide. Designed to Optimize the Retail Enterprise, JDA's solution addresses the requirements for the entire retail supply chain: from the corporate level with merchandising, financial, and data warehouse systems; to the distribution level with warehouse management and logistics systems; and finally to the store level with point-of-sale and back-office applications. Founded in 1985, JDA employs more than 1,000 associates. With headquarters in Phoenix, Arizona, the Company has operations in major cities throughout the United States as well as international offices in Canada, the United Kingdom, France, Germany, Mexico, Brazil, Chile, South Africa, Singapore, and Australia. For more information, refer to JDA's Web side at http://www.jda.com.


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